Exhibit 16.1

March 8, 2018

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-7561

Dear Sirs/Madams:

We have read Item 4.01 of McDermott International Inc.’s Form 8-K dated March 8, 2018, and have the following comments:

1.	We have no basis on which to agree or disagree with the statements made in the first paragraph, except we agree with the statement “the Audit Committee dismissed its previously engaged independent registered accounting firm, Deloitte & Touche LLP (“D&T”), as its principal outside auditor and provided D&T with notice of such dismissal”.

2.	We agree with the statements made in the second, third, and fourth paragraphs.

3.	We have no basis on which to agree or disagree with the statements made in the fifth paragraph.

Yours truly,

/s/ DELOITTE & TOUCHE LLP